Mail Stop 6010							April 14, 2006

Stephen L. Rohde,
President, Treasurer and Director
Premier Indemnity Holding Company
3001 North Rocky Point Drive, Suite 200
Tampa, Florida 33607

Re:	Premier Indemnity Holding Company
	Form S-1 Registration Statement filed March 16, 2006
	File No. 333-132482

 Dear Mr. Rohde:

      We have examined your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
3. Please file as promptly as possible all exhibits required by the
Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel nor your executed escrow agreement. Please note that we may have additional comments upon examination of any exhibits once they are filed.
4. Please note that you should identify the escrow agent in the prospectus pre-effectively and you should file the executed escrow agreement in a pre-effective amendment.
5. To the extent practicable, please complete all of the blank sections of your filing in your next amendment.
6. Please provide us proofs of any graphic, visual or photographic information you will provide in the printed prospectus prior to its use in the prospectus. Please note we may have comments regarding this material.
7. Please clearly state your fiscal year end in the filing.

Prospectus Cover Page
8. The cover page information including the footnotes is quite extensive and includes a significant amount of repetition. For example, most of the information in Footnotes 1 and 2 is duplicative of the information already provided on the cover page or elsewhere in the prospectus. Please eliminate these footnotes and any other duplicative information. The information you retain should be the information that is most material to investors. In that regard please refer to Item 501 of Regulation SB. To the extent you need to relocate information that is not included elsewhere in the prospectus you can relocate it to "The Offering" section in the summary or the
"Plan of Distribution" section.
9. Please revise the information about the secondary offering on the cover page to eliminate any suggestion that the officers who are selling the shares offered by the company are also engaged in sales efforts on behalf of the selling shareholders. For example, in the second sentence of the first paragraph you mention the sale of the selling shareholder`s shares in close proximity to a discussion of the sale of shares in the primary offering and in the table you include a column entitled "Proceeds to Selling Stockholder." This may suggest to some readers that the secondary offering is a part of the officers` and directors` sales effort. You should briefly mention the selling shareholder offering in a separate paragraph on the cover page but then provide more information about it in the "Plan of Distribution" section.
10. In addition to stating that the selling shareholder has agreed not to sell its shares until after the company sells the minimum number of shares, you should state at what price the selling shareholder will sell its shares once it commences doing so until a market for the shares develops. We note that after escrow is broken there is no guarantee that a market for the shares will develop.
11. As we have asked you to eliminate the column "Proceeds to Selling
Stockholder" from the table and provide the price at which the selling shareholder will offer the shares until a market develops, please eliminate Footnote 4 from the table.
12. We note that you reserve the right to engage NASD member firms to sell the shares you are offering. You should file the form of Sellers
Agreement you intend to use as an exhibit to the registration statement, describe all the material terms thereof in the prospectus under "Plan of Distribution" and provide it to the NASD so that they can clear the underwriting compensation prior to effectiveness. Otherwise, if you decide to engage NASD member firms after effectiveness you will need to suspend your offering until you obtain such NASD approval.
13. We note you are relying on Rule 3a4-1 of the Securities
Exchange
Act of 1934 for the offering of the company`s shares by officers and directors of the company. Please advise us supplementally as to the actual persons who may offer these shares and identify them in the prospectus. Please also provide your supplemental analysis regarding the applicability of Rule 3a4-1 to this offering. We may have further comments.

About Premier Indemnity Holding Company, page 4
14. The third, fourth and fifth sentences of the second paragraph under this caption suggest that the registrant will undoubtedly engage in additional capital raising, enhance its portfolio of products, increase sales and spread operating costs over a larger revenue base in away that increases its profitability. As the registrant has not yet commenced operations, you should revise this disclosure to provide a more balanced view that includes substantial disclosure regarding the challenges you will face. Please revise similar disclosure, if any, as requested herein throughout the prospectus.

The Offering, page 4
15. Provide the information required by Item 505 of Regulation SB. The staff notes that the registrant currently has no operations or assets and there is no market for its shares. If the registrant priced the shares considering both the amount of proceeds they desired to raise and the amount of the company current shareholders desired to retain, please provide appropriate disclosure.

Use of Proceeds,  page 4
16. We note that officers and directors may participate in the offering. You should afford purchasers the opportunity to evaluate the extent to which the offering could be consummated and their funds used to purchase shares without a substantial amount of interest from the general public. In that regard, please revise this section to identify the persons who may purchase shares, the maximum number of shares they may purchase in order to enable the company to break escrow and what those persons intend to do with the shares they purchase. Indicate whether these persons will hold or resell the shares they purchase.
17. Please provide a separate risk factor indicating the risks to purchasers as a result of substantial purchases by current shareholders in order to break escrow (i.e. without a wide distribution of shares or wide public participation).

Subscription Information, page 5
18. We note your reference to the Purchase Order Form provided in Appendix A but have not located the appendix. Please file this form as an exhibit to the registration statement. We may have further comments upon review of the exhibit.

We Amended Our Articles of Incorporation to Allow Our Board to
Issue
One or More Series of Preferred Stock,  page 7
19. Please expand the risk factor heading to briefly refer to the potential negative effects for common shareholders if the company issued preferred stock and expand the text of the risk factor to provide more detailed information that explains how preferred stock may be issued with various types of voting, dividend and liquidation rights and how these scenarios would negatively affect common stockholders.

Our Success Depends Significantly Upon Our Management and an
Easily
Copied Business Model, page 7
20. The risk faced by shareholders does not appear to be clearly disclosed either in the heading or the text. Please revise both to identify the risk and the possible adverse consequences. If the risk factor relates to the registrant`s competitive position please provide appropriate disclosure and discuss the specific competitive situation for homeowners insurance in the state of Florida the company will face. Identify the major competitors and the areas in which the registrant would have to compete. If the risk factor relates to another risk, please rewrite the risk factor heading and the text to explain.

We Anticipate Relying on Others for Operations and Portfolio
Management, page 8
21. The heading of this risk factor indicates you will rely upon WaterStreet for portfolio management services in additional to operational services but the text indicates that WaterStreet`s services relate to operations. Please revise the heading, if appropriate. Furthermore, a risk factor follows which is entitled "We anticipate relying upon other for portfolio management expertise in managing our planned investments." The text of this risk factor does not identify a portfolio manager and therefore suggests you have not identified or engaged one. Please revise all disclosure to eliminate any inconsistencies. If you have engaged a portfolio manager please provide appropriate disclosure herein and in the "Business" section and file any material agreements as exhibits to the registration statement.
22. Please revise the prospectus where appropriate to disclose the history and track record of WaterStreet Company in providing the type of services which the registrant intends to purchase. Also disclose the specific resources WaterStreet will have available to enable it to provide the services the registrant will need. Also, indicate herein or in the summary how the registrant was introduced to WaterStreet, and disclose the extent of any past or present affiliations between the registrant`s officers and directors and WaterStreet.

We Anticipate Relying on Independent Insurance Brokers to Market and
Sell Our Planned Insurance Products, page 8
23. Please provide specific information indicating the extent to which the registrant either has or has not yet engaged independent insurance agents to sell its insurance products.

We Currently Do Not Have an Underwriter for This Offering and We
Are
Relying Upon this Offering to Raise Capital, page 8
24. Aside from the risks to a company related to the ability to sell an offering without an underwriter, there are substantial risks to a purchaser who purchases shares in an offering without an underwriter.
In this case, the purchaser doesn`t have the advantage of the underwriter`s due diligence. Please provide a separate risk factor following this one that outlines the underwriter`s due diligence obligation, its role in pricing the offering and confirming the disclosure included in the prospectus and the resulting risk to a purchaser of purchasing shares in a self-underwritten offering.

Use of Proceeds, page 10
25. The amount of proceeds for "Working Capital" under the minimum proceeds scenario appears to be incorrect. Please revise.

Dilution, pages 11-12
26. Please expand this section to compare the relative ownership and relative capital contributions of the purchasers in this offering with the current shareholders of the company.

Plan of Operation, page 12
27. Please provide the information required by Items 303(a)(1)(i) through (iv) of Regulation SB.

Market for Common Equity and Related Stockholder Matters, page 13
28. The first sentence of this section suggests that the registrant`s common stock will definitely trade on the OTCBB. However, whether a market will exist on the OTCBB will depend upon whether a market maker will apply to trade the common stock. Please revise the disclosure to eliminate the inference that the shares will definitely trade and disclose whether any member firm has applied to trade the registrant`s common stock.

Independent Auditor`s Report
29. We note that your independent accounting firm, Hamilton
Misfeldt
& Company, P.C., does not appear to be registered with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 requires that an accounting firm be registered with the PCAOB to issue an audit report with respect to any issuer beginning after October 22, 2003. This provision applies to any issuer whose securities are registered under Section 12 of the
Securities Exchange Act of 1934; that is required to file reports under Section 15(d) of that Act; or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. Since your current independent accounting firm is not registered with the PCAOB, they will not be able to make any updates to the previously issued report dated February 15, 2006 as a result of substantive audit or review work that might be required in connection with this registration statement until such time they register with the PCAOB.
Additionally, they will not be able to issue audit reports on subsequent annual period financial statements nor perform SAS 100 review procedures on any interim financial statements required to be included in Form 10-QSB. However, they may issue a consent to the use of the originally issued audit report dated February 15, 2006 since the report was issued prior to time you met the definition of an issuer.
30. Please advise your independent auditors` to specify the city and state of issuance on their report, as required by Item 2-02(a)(3) of
Regulation S-X, and to revise their report accordingly.

Consolidated Financial Statements - General
31. We note your disclosure on page 4 that you are a development-stage company. In accordance with SFAS No. 7, paragraph 12, please revise your financial statements to clearly identify that they are those of a development-stage entity. Additionally, please ensure that you have provided all of the information required by paragraph 11 of
SFAS No. 7; in particular, designate that your statements of operations, cash flows and shareholders` deficit present cumulative data from inception and provide a statement of shareholders`
deficit
in accordance with paragraph 11 d.   In addition please revise the
independent auditors` report to identify the registrant as a development-stage company.

Notes to Financial Statements
Note 1: Summary of Significant Accounting Policies, page F-6
32. Based on your disclosures in the section entitled "Description of
Business," beginning on page 14, we surmise that you expect to derive the majority of your revenue from two principal sources: premiums from policies written and investment income from your investment portfolio. It appears that management should consider whether accounting policies, such as revenue recognition on insurance premiums; estimation of loss reserves; deferral of policy acquisition costs; and other-than-temporary losses on investments; should be disclosed in notes to the financial statements.
33. Please disclose your accounting policy with respect to income taxes, citing the applicable authoritative literature; for example, whether your policy complies with the provisions of SFAS No. 109.
34. Please disclose your accounting policy with respect to share-based payments, referring to SFAS No. 123(R), EITF No. 96-18 and other applicable authoritative literature.

Note 2: Long-term Debt, page F-6
35. Please revise your disclosure to include information regarding the related-party nature of your material debt transactions. Refer to paragraph 2 of SFAS No. 57.

Note 3: Common Stock, page F-6
36. You disclose on page 30 that, on February 2, 2006, you issued approximately 40.4 million of your common shares, valued at $0.0024/share, in exchange for various consulting and other services rendered by related parties. Please provide us with additional information and revise your disclosure as follows:

* Provide us with additional information regarding your valuation of the share price in the February 2, 2006 transactions. Refer to paragraph 7 of SFAS No. 123(R) and to EITF No. 96-18 in considering your valuation methodology.

* For each transaction disclosed on page 30, specify the date(s) on which the parties rendered the services and tell us the period in which you recorded the related expense in the financial statements, as well as your basis for recording each amount in the applicable period. Refer to paragraph 5 of SFAS No. 123(R).
37. Additionally, please revise the notes to your financial statements to disclose the February 2, 2006 transactions, as it appears they occurred prior to the issuance of the financial statements; that is, the material nature and timing of the transactions appear to indicate a subsequent event. In revising your disclosure, please refer to paragraph 2 of SFAS No. 57.

Signatures
38. Please amend your signature page to indicate who is signing the registration statement in the capacity of Chief Executive Officer. Pleas refer to the instructions for signatures in the Form SB-2.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Amy Bruckner at (202) 551-3657 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 551-3609 or me at (202) 551-3715 with any other questions.

      Sincerely,




      Jeffrey Riedler
   Assistant Director




cc:  William M. Aul, Esq.
       Law Office of William M. Aul
       7676 Hazard Center Drive, Suite 500
       San Diego, California 92108

Stephen L. Rohde
Premier Indemnity Holding Company
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